

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2024

Shane Bell
Chief Financial Officer
First National Corporation
112 West King Street
Strasburg, Virginia 22657

> **Re: First National Corporation**
> **Registration Statement on Form S-4**
> **Filed June 21, 2024**
> **File No. 333-280378**

Dear Shane Bell:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Robert Arzonetti at 202-551-8819 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Benjamin A. Barnhill